

Mail Stop 7010

November 13, 2007

Edward P. Hennessey, Jr.
Chief Executive Officer and President
CleanTech Biofuels, Inc.
7320 Forsyth, Unit 102
St. Louis, Missouri 63105

> **Re:    CleanTech Biofuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 24, 2007**
> **File No. 333-145939**

Dear Mr. Hennessey:

We have reviewed your filing and have the following comments.

<u>General</u>

1.  We note your response to comment and 5 in our letter dated October 5, 2007. Please include your response in the filing.

<u>Related Party Transactions, page 43</u>

2.  Disclose the amount of the loans that Mr. Meyer made to SRS from 2005 to 2007.

<u>Financial Statements</u>

<u>Statements of Changes in Stockholders' Deficit, page F-5 and F-14</u>

3.  We have read your response to comment 28 in our letter dated October 5, 2007. Please revise your statement of changes in stockholders' deficit to include the date and the per share dollar amounts assigned to the consideration received for each issuance as required by paragraph 11(d)(1)-(3) of SFAS 7.

Financial Statements – June 30, 2007

Statements of Changes in Stockholders' Deficit, page F-14

4. We have read your response to comment 28 in our letter dated October 5, 2007. In Note 5, you indicate that the in May 27, 2007, SRS Energy completed the merger with AETA with the issuance of 38,624,784 shares of AETA's common stock. However, your statement of stockholders' deficit indicates that 38,470,900 shares were issued. It appears that you have included the common stock sold for cash in the share amount included in Note 5. Please advise or revise accordingly.

Note 6 – Related Party Transactions, page F-19

5. We have read your response to comment 35 in our letter dated October 5, 2007. Please provide the following information.

- Please tell us how you accounted for the option to purchase 5% of the outstanding stock of SRS Energy that was issued with the promissory note. Please also disclose the significant terms of this option. Please tell us what consideration you gave to paragraph 16 of APB 14.
- Please clarify whether the option to purchase 5% of the outstanding stock of SRS Energy expired when the promissory note was repaid or the option was still valid when it was replaced by the warrant to purchase 1,923,497 shares of common stock at $.13 per share.
- Given that the promissory note was repaid, clarify the business reason for the issuance of the warrants to replace the option to purchase 5% of the outstanding stock of SRS Energy.
- Please tell us how you accounted for the issuance of these warrants. Please cite the accounting literature used to support your accounting.

As appropriate, please amend your registration statement in response to these comments. You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,


Jennifer Hardy
Branch Chief

Edward P. Hennessey, Jr.
CleanTech Biofuels, Inc.
November 13, 2007
Page 3

cc:     Ruben K. Chuquimia, Esq.
        Gallop, Johnson, & Neuman, L.C.
        101 S. Hanley, Suite 1700
        St. Louis, Missouri 63105